DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Reflex Red Storm, LLC

Legal status of issuer
     Form
     LLC

     Jurisdiction of Incorporation/Organization
     Montana

     Date of organization
     06/20/2017

Physical address of issuer
1121 E. Broadway Ste. Ste 135 Missoula, MT 59802

Website of issuer
www.reflexprotect.com

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)

Total Assets	$527,420.44	$ 481,369.93
Cash & Cash Equivalents	$111,898.92	$$65,769.80
Accounts Receivable	$22,238.68	$15,060.51
Short-term Debt	$67,428.76	$77,099.26
Long-term Debt	$658,772.77	$310,107.97
Revenues/Sales (Net)	$92,214.90	$238,234.34
Cost of Goods Sold	$9,209.44	$65,824.83
Taxes Paid	$0	$0
Net Income	$(539,030.57)	$(379,871.96)





SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Joe Anderson
D4D4F187A196433...
(Signature)

Joe Anderson
(Name)

Manager/Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Joe Anderson
D4D4F187A196433...
(Signature)

Joe Anderson
(Name)

Sole Manager/Chief Executive Officer
(Title)

4/30/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

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EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

April 30, 2021

Reflex Red Storm, LLC (dba Reflex Protect)



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Reflex Red Storm, LLC a Montana limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.reflexprotect.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

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The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Reflex Red Storm, LLC is a Montana limited liability company formed on June 20, 2017.

The Company is located at 1121 E. Broadway St. Ste. 135 Missoula, MT 59801

The Company's website is www.ReflexProtect.com. The Company also has a new website at www.ReflexProtectTactical.com for the Company's new tactical division formed in 2020 called Reflex Protect Tactical ("**Tactical**").

The Company is headquartered and conducts business in the State of Montana and sells products and services through the Internet potentially to all 50 U.S. states and territories.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/reflex-protect.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company is newly organized, has no history of operations or earnings, is a speculative investment, and involves a high degree of risk.

Any potential investment in the Company (hereinafter must warrant investor has sufficient financial resources to bear the economic risks of his/her/its investment in the Company and can afford a complete loss of the investment in the Company. The investor has sufficient liquid assets to pay the full amount of his/her/its investment in the Company, adequate means of providing for his/her/its current needs and possible personal contingencies and no present or anticipated need for liquidity of his/her/its investment in the Company.

The Company was adversely affected by the Covid-19 pandemic.

As were many other companies in our industry and elsewhere, the COVID-19 pandemic had enormous repercussions on our ability to conduct business. Without limitation, we had to pivot from an institutional/consumer (or "civilian" if you will) focus to focusing instead on the launch of Tactical, providing law enforcement, corrections, professional security, and potentially even the military with the advantages our technology innovations bring to less-lethal controlling force. Although a successful pivot (or more accurately, broadening) of focus could prove a very positive outcome for the Company in the long run, it also meant in many respects starting over under new expectations and potentially regulations both domestically and internationally. The fact, however, that the Company is still in business today to file this annual report is a positive sign, as many other companies failed entirely during the period April 1, 2020 through April 1, 2021. However, this approach may or may not prove ultimately successful.

The Company has not prepared audited financial statements.
Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer and law enforcement adoption of a new self-defense technology and paradigm.
It is a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for non-lethal self-defense solutions and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the adoption of non-lethal solutions and systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry.

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If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The chemical defense spray industry is regulated and scrutinized by federal, state, and local governments. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing early versions of its products.
Sophisticated technology products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees.
Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. Company has entered into proper engagement contracts with all non-employees, but cannot guarantee continued participation by such contractors or existing employees.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of the Company's products and services are highly competitive. Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Although Company's products are innovative, the self-defense market is an evolving industry where new competitors may in the future enter frequently and existing competitors will no doubt act to counter Company's plans. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates sufficient runway until the end of Q2, it will be ramping up cash burn to: promote revenue growth pursuant to the business plan upon which this offering is premised, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability.

BUSINESS

Description of the Business
Reflex Protect® offers the new gold standard in anti-violence safety preparedness equipment and training wherever people live, work, worship, and play. Whether providing workplace violence prevention safe enough for a hospital; a bipartisan-supported non-lethal solution to the "arm the teachers" debate; or simple peace of mind against the potential for violence to erupt anytime, anywhere; Reflex Protect® is the answer. Combining "low impact, no scare tactics" active threat training with patented technology innovations (including the proven stopping power of Presidia Gel®, which rapidly incapacitates a threat without affecting the user or bystanders), Reflex Protect® provides the most effective yet affordable non-lethal self-defense solution ever, just when it's needed the most.

Likewise, the above-described innovations are showing themselves to be the basis of simply superior less-lethal products in general, including for law enforcement, corrections, professional security, and similar uses (i.e., tactical). Launched in September 2020, Tactical is rapidly gaining ground as a product line that fills a significant and growing vacuum in the use-of-force spectrum as pepper sprays become more subject to criticism for long-term effects and taser moves higher on the use-of-force continuum. The potential to replace tactical reliance on pepper sprays with products designed rapidly to end potentially violent encounters with lowered likelihood for injury or death to civilians or police themselves has a bright outlook considering the events of civil unrest beginning in the summer of 2020 and continuing into the present.

Business Plan
Reflex Protect is in the enviable position of selling something familiar yet made superior by innovation into markets desperate for any solution. Our price is comparable to pepper spray, yet we offer a far superior (and patented) deployment device, a proprietary indoor formulation of a well-studied irritant, and a revolutionary (patent-pending) antidote. Our innovations create new markets where pepper sprays are either unusable or ill advised (hospitals, schools, inside). Our superior quality makes us attractive to existing law enforcement and military markets. The plan then is to *disrupt* the law enforcement and military market for non-lethal sprays and *dominate* highly profitable new markets where pepper sprays were previously not available. To achieve this goal, we will use traditional sales and marketing efforts, distribution methods, and independent sales representatives, as well as cutting-edge online sales, social media, and similar sales and marketing tactics.

The Company's Products and/or Services

Product / Service	Description	Current Market
Reflex Protect®	Best in class anti-violence safety preparedness training and non-lethal product solution	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Presidia Gel®	Non-atomizing, sticky, highly effective non-lethal self-defense disabling agent with limited cross contamination and collateral	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment

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	effect. Escrowed trade secret held between Company and producer with Company's right to purchase and exclusivity for manufacture.	venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Remove®	Patent pending, best in class CS chemical decontaminant product. Also a trade secret. Adjudged as satisfying all patent requirements, however, by an E.U. market trade body dealing in service marks. The patent pending-status is extant both domestically and abroad, continuing for now until the decision is rendered.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Protect Training & Accessories	Training and Accessories for all the foregoing and following products	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
RP10™ and F4 Tactical™ Rail Mounted Spray Devices	Patented tactical less-lethal spray deployment innovation for instant "lethal/non-lethal" or closing range less-lethal launcher application.	B2B to law enforcement & corrections market and potential military applications. Potential application for consumer AR15 owner accessory market.

Competition
MACE, Inc. -- Pepper Spray sales to retail only.
SabreRed -- Pepper Spray to law enforcement and retail
Safariland/First Defense -- Pepper spray to law enforcement (in partnership with Reflex Protect, so actually an ally, though technically also a competitor).
Counter Assault -- Pepper spray and Bear Spray to retail, direct to consumer

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

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Company predicts 50% of 2021 sales to arise in Tactical, 10% to arise from training, and 20% to be equally divided between the healthcare facility market (in partnership with group purchasing organization HRS) and the K-12 school district market, with 20% of sales going to municipalities and various kinds of small businesses, in addition to growing direct to consumer home sales (which B2C sales are expected to grow to 25% of sales post-Republic raise + 24mos). Future customers exist across very broad markets, including military and international.

Supply Chain
Company depends, but has a secondary alternative for each of, three main supply chain vendors.
- Guardian Protective Devices: Manufactures and bottles Presidia Gel and Reflex Remove chemicals
- Plastic Design & Manufacturing: Manufactures Reflex technology spray heads
- Big Sky Fulfillment: Assembles final product, packages, and fulfills wholesale and retail orders

Intellectual Property
- Exclusive universal license for self-defense exploitation of design and utility patents for Pistol Style Spray Head
- Exclusive universal license for exploitation of utility patents for Rail Mount Spray Device
- Patent Pending for Reflex Remove™/NCS *Fast*® OC/CS decontaminant product
- Federally Registered Trademarks for Reflex Protect®, NCS *Fast*®, Presidia Gel®, filing for Reflex Remove™
- Significant trade secrets in Presidia Gel and Reflex Remove

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
#9,170,073B2	Utility	Rifle Mounted Pepper Spray Device with Slide Activation	October 27, 2015	USA
#9586750B1	Utility	Pistol Style Spray Head	March 7, 2017	USA
# D834,144	Design	Pistol Style Spray Head	October 15, 2018	USA
U.S. 62/775,959 Application Filed	Utility/ Formula	COMPOSITIONS AND METHODS FOR CLEANING, DECONTAMINATION AND TREATING SUBJECTS EXPOSED TO CHEMICAL IRRITANTS	06-Dec-2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Reg. #5,659,043	Class 13 Pepper Spray	Reflex Protect®	10/26/2017	01/22/ 2019	USA
Reg.	Class 5 Chemical solutions	NCS Fast®	12/08/2017	01/22/2019	USA

#5,659,215	and preparations for use in decontamination and treatment of persons afflicted with pepper spray				
Reg. # 5,856,607	Class 13 – Tear Gas Weapons	Presidia Gel®	02/22/2019	09/10/2019	USA
Reg# 6,233,464	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with chemical agents	Reflex Remove®	7/28/2019	12/29/2020	USA
Appl# 88/584,352 Published	Class 13 Pepper Spray	Revolutionizing Non-Lethal Defense	8/19/2019		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On December 9, 2019, a lawsuit was filed against the Company in Flathead County District Court in the State of Montana alleging negligence and liability arising from injuries the plaintiff suffered during a pepper spray training with her law enforcement employer, alleging that use of our benign decontaminant caused the injury rather than the application of chemical irritant by her employer. The Company promptly notified its insurance carrier, which defended and resolved the case. The lawsuit was resolved and dismissed on or about December 2020 without finding of fault or liability.

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joe Anderson	Manager/Chief Executive Officer	Chief Executive of Reflex Protect; Manager of Red Storm Defense, LLC holding company (holds majority stake in Reflex Protect); Self-employed attorney specializing in entertainment & digital media and entrepreneurial venture corporate law	AB Stanford 1987 JD Georgetown 1990

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Montana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs two (2) full time W-2 employees. The Founders and Manager are not W2 employees but provide full time effort to the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities and unexercised Warrants:

Type of security	Class A Membership Interests
Amount outstanding/Face Value	443,125/NA
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	18.75%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Class B Membership Interests
Amount outstanding/Face Value	1,998,500/NA
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Equity Incentive Plan could take above number to 3,000,000 without further action by management.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	81.25%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Class A Warrant
Amount outstanding/Face Value	211,500 @ $1.00/Class A Interests
Voting Rights	Yes
Anti-Dilution Rights	No
Expiration Date	July 15, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	211,500 Class A Membership Interest
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	25.65%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Class A Warrant
Amount outstanding/Face Value	20,000 @ $2.50/Class A Interests
Voting Rights	Yes
Anti-Dilution Rights	No
Expiration Date	January 2, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	20,000 Class A Membership Interest
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	28.65%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

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Type	Crowd SAFE
Amount Outstanding	$116,433
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs convert at a discount of 0% and a valuation cap of $9 million on the occurrence of any of the following events: (1) equity financing, (2) liquidation, (3) dissolution, and (4) termination.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Type	Convertible Note
Amount Outstanding	$128,000*
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The Convertible Notes convert at a discount of 0% and a valuation cap of $9 million on the occurrence of any of the following events: (1) equity financing, (2) liquidation, (3) dissolution, and (4) termination.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

* There are three (3) convertible notes outstanding in the aggregate amount of $128,000 with warrants for 128,000 additional Class A Membership Units at the Crowd SAFE conversion price.

The Company has the following debt outstanding:

The Company has two secured lines of credit, each in good standing, constituting at present approximately $47,500 in debt out of a total of $70,000, collateralized by inventory and personally guaranteed by the Manager/CEO.

The Company also has a secured Revenue Participation Agreement in place with Goodworks Ventures in the amount of $125,000 on which payments began based on 6.5% of revenue quarterly beginning April 30, 2020.

The Company has an unsecured promissory note in the outstanding amount of approximately $340,000 to CEO Joe Anderson.

Ownership

A majority of the Company is owned by Red Storm Defense, LLC (1.6 million Class B Shares). Red Storm Defense, LLC is a patent holding company owned exclusively by the inventor/founder Steve Mangold and the CEO/founder Joe Anderson. It is also managed by Anderson and its sole activity is holding the patents under license for the life thereof during actual exploitation thereof by the Company in the self-defense field globally.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joe Anderson	93,750 Class A Interests 647,915 Class B Interests	20.5%
Red Storm Defense, LLC Manager: Joe Anderson Ownership: 41% Joe Anderson, 59% Steve Mangold	1.6 million Class B Interests	41.7%

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Recent Tax Return Information (2019)

Total Income	Net Income	Total Tax
$54,233	-$514,134.	$0

Operations
Reflex Red Storm, LLC (the "**Company**") was formed on June 20, 2017 under the laws of the State of Montana, and is headquartered in Missoula, MT. The Company is a safety preparedness organization producing the gold standard in non-lethal active defense training and products.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, including but not limited to revolving lines of credit.

As of April 5, 2021 the Company had approximately $89,434.69 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

There are three (3) convertible notes outstanding in the aggregate amount of $128,000 with warrants for 128,000 additional Class A Membership Units at the Crowd SAFE conversion price. All equity as of the date of this Form C-AR is in full Class A or Class B Membership Interests (or Warrants or Options to purchase same).

The Company is an LLC with two different classes of membership interests. With the exception of a preferred return in liquidity on a priority of 120% of the Class A Membership Interest capital accounts, the membership interests are otherwise identical in terms of voting rights, etc. to Class B "sweat equity" Membership Interests, which are the common membership interest of the Company, with the Class A as a preferred membership interest of the Company.

Liquidity and Capital Resources

The Company currently does not have any confirmed additional outside sources of capital except for up to $100,000 in additional potential loans committed by CEO Joe Anderson per his December 2020 Salary Deferment and Unsecured Loan Agreement with the Company.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company was ascribed no pre-offering valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Additionally, the Company did not take into account the potential ramifications of a global pandemic on the economy. The Company has transitioned admirably into working remotely, has kept all its current employees, contractors, and consultants on the payroll to date, and is continuing to conduct business "as usual" given the circumstances. Given the nature of the pandemic, there is potential opportunity for the Company's products and services in respect of non-lethal self-defense products and training, both to average civilians and to law enforcement. Nonetheless, the potential for even the Company's "Made in the USA" supply chain to break down is also a possibility, as it is for all other similarly situated American businesses.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has issued only one Class of Securities, Class A Membership Interests, over the past three years, in a rolling series of Friends & Family investments constituting both convertible notes and direct equity subscriptions (with Warrants) converting those notes, with initial subscriptions pursuant to an **April 2018 Reg. D 506(b) exempt filing** converting first round of notes followed by another identical round of notes converted by final subscriptions to employees and previously existing and accredited investors.

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Security Type	Amount of Securities Sold	Principal Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	215,000 Class A	$172,500	Working capital for development of Minimum Viable Product and pilot program for healthcare.	October, 1, 2017	Section 4(a)(2)
Class A	211,500 Class A 211,500 Class A Warrants@$1.00 Remain to be Exercised	$211,500	Working capital for development of school product, trade show attendance, pilot program for schools, creating supply chain for direct institutional and online sales	Rolling beginning April 23, 2018	Reg D 506(b)
Convertible Note	432,400 Class A	$415,000	Working capital to hire sales and training staff and conduct marketing outreach resulting in product and training solution acclimation as "best practices" in anti-violence safety-preparedness	January 2, 2019	Reg D 506(b)
Class A	20,000 Class A	$50,000	Working	November 15,	Section

	20,000 Class A Warrants@$2.50 Remain to be Exercised		capital for additional marketing and operations budget and runway preparatory to Republic Reg. CF raise	2019	4(a)(2)
Convertible Note	3	$128,000	General Working Capital	September 10, 2020	Section 4(a)(2)
Crowd SAFE	401	$116,433	General Working Capital	August 1, 2020.	Section 4(a)(6)

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

As further described in the section entitled *"Capitalization and Ownership,"* the Company's Manager/CEO, Joe Anderson, has made a series of non-recourse, unsecured loans to the Company in the approximate amount of $340,000.00.

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

EXHIBIT B
Financials

I, Joe Anderson, the Manager/Chief Executive Officer of Reflex Red Storm, LLC, hereby certify that

(1) the accompanying financial statements of Reflex Red Storm, LLC thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Reflex Red Storm, LLC included in this Form C-AR reflects accurately the information reported on the tax return for Reflex Red Storm, LLC filed for the fiscal year ended December 2019; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Manager/CEO's Financial Statement Certification has been executed as of April 30, 2021.

DocuSigned by:
Joe Anderson
____________________(Signature)
D4D4F187A196433...

Name: Joe Anderson

Title: Manager/Chief Executive Officer

Date: April 30, 2021

Reflex Protect

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Holding	-1,825.79
Commision&GWV Payout 7275	2,742.17
First Security Bank	121,082.72
PayPal Bank	26.85
Revenue Bank Account 8639	0.00
Temporary Holding	15.96
TSYS Holding	-10,142.99
Total Bank Accounts	**$111,898.92**
Accounts Receivable	
Accounts Receivable (A/R)	22,238.68
Total Accounts Receivable	**$22,238.68**
Other Current Assets	
Inventory Asset	0.00
Finished Inventory	123,541.30
Raw Materials	52,611.54
Total Inventory Asset	**176,152.84**
Prepaid Expenses	0.00
Repayment	
Mid Month Draw	0.00
Total Repayment	**0.00**
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$176,152.84**
Total Current Assets	**$310,290.44**

Reflex Protect

Balance Sheet

As of December 31, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation	-61,947.00
Capitalized Research & Development	-25,395.00
General & Administrative Assets	
Hardware	6,617.14
Total General & Administrative Assets	**6,617.14**
Intangible Assets	700.00
Custom Software	10,000.00
Logo	12,520.00
Patent	2,705.00
R&D Assets	154,496.30
Trademark	7,000.00
Total Intangible Assets	**187,421.30**
Research & Development Assets	15,824.72
Material & Supplies	3,183.00
Professional Services Development	17,171.98
Professional Services Research	5,400.00
Total Research & Development Assets	**41,579.70**
Sales & Marketing Assets	
Professional Video & Photo	22,775.00
Total Sales & Marketing Assets	**22,775.00**
Tools & Equipment	46,078.86
Total Fixed Assets	**$217,130.00**
TOTAL ASSETS	**$527,420.44**

Reflex Protect

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	38,506.49
Total Accounts Payable	**$38,506.49**
Credit Cards	
CC Alain Burrese 7378	999.25
CC American Express 1001	19,691.22
CC Ben Gladwin 1906	1.75
CC First Bank Comp 1899	5,702.61
CC Steve Mangold 0046	0.00
Total Credit Cards	**$26,394.83**
Other Current Liabilities	
Deposits	0.00
Direct Deposit Payable	0.00
Joe Anderson Reimbursement Note	0.00
Libby Brunell Reimbursement Note	0.00
Other Accounts Payable	255.65
Payroll Liabilities	
Federal Taxes (941/944)	1,686.21
Federal Unemployment (940)	126.00
Gladwin Back Child Support	0.00
Gladwin Child Support	0.00
HSA Accounts	100.00
Insurance Benefits	-50.73
MT Income Tax	344.00
MT Unemployment Tax	66.31
Personal Expense	0.00
Total Payroll Liabilities	**2,271.79**
PPP FUNDS	0.00
Total Other Current Liabilities	**$2,527.44**
Total Current Liabilities	**$67,428.76**
Long-Term Liabilities	
EIDL SBA LOAN	105,300.00
LLC Loan	19,645.90
Loan Payable Joe Anderson	290,000.00
MoFi Loan Payable	51,398.11
Revenue Participation Agreement	
Goodworks Ventures - Membership Interest	125,000.00

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Balance Sheet

As of December 31, 2020

	TOTAL
Total Revenue Participation Agreement	**125,000.00**
Steve Mangold - Mold Loan Payable	0.00
Total Long-Term Liabilities	**$591,344.01**
Total Liabilities	**$658,772.77**
Equity	
Beginning Capital	0.00
Class A Members - Direct Investment	
Brian and Tarrin Reed - Membership	10,000.00
Caryn Pilar Sachs Living Trust - Membership	5,000.00
Catherine Meulemans Trust - Membership Interest	10,000.00
Charles R. Irvin - Membership Interest	10,000.00
Dewey Swank - Membership Interest	50,000.00
Dr. Mark A. Price - Membership Interest	5,000.00
Gregory Pisk - Membership Interest	15,000.00
Haferman Carstensen Living Trust - Membership Interest	10,000.00
Jakob Bloom - Membership Interest	1,000.00
John Parker - Membership Interest	10,000.00
Kevin & Kathy Knowles Rev. Trust - Membership Interest	20,000.00
Kolter Benietone Trust - Membership Interest	5,000.00
Michelle & Andrew Cole - Membership Interest	5,000.00
Paul Gladen - Membership Interest	2,500.00
RB401KTrust Russell Bloom - Membership Interest	46,000.00
Ron Adams - Membership Interest	5,000.00
Russ &Carol Bloom (re Maddie Bloom) - Membership Interest	1,000.00
Zeboriah Bloom - Membership Interest	1,000.00
Total Class A Members - Direct Investment	**211,500.00**
Class A Members -80% Conversion Members	520,500.00
Brian & Tarrin Reed - 80% Membership Interest	15,000.00
Cherie F. Anderson - 80% Membership Interest	20,000.00
Daniel J. Howell Trust - 80% Membership Interest	10,000.00
Dr. Mark A Price - 80% Membership Interest	5,000.00
Eric Syvrud - 80% Membership Interest	10,000.00
Greg P. Tabish - 80% Membership Interest	10,000.00
Haferman/Carstensen Living Trust - 80% Membership Trust	2,500.00
Joe Anderson - 80% Membership Interest	75,000.00
Lisa L. Schnee - 80% Membership Interest	10,000.00
Locke Simon Trust - 80% Membership Interest	10,000.00
Pensco IRA re Pittock - 80% Membership Interest	5,000.00
Total Class A Members -80% Conversion Members	**693,000.00**

Reflex Protect

Balance Sheet

As of December 31, 2020

	TOTAL
Class B Members - Sweat Equity	
Focused Solutions - Equity Trade	2,400.00
Jesse & Nelli - Equity Trade	2,150.00
Total Class B Members - Sweat Equity	**4,550.00**
Convertible Note - FF2	0.00
Distributions	13,223.54
Growth & Expansion	0.00
Republic Convertible	
RC - Greg Mansour - Walnut Investment LLC	100,000.00
RC - Russ Bloom	10,000.00
Total Republic Convertible	**110,000.00**
Republic CrowdSafe	116,433.01
Total Growth & Expansion	**226,433.01**
Joe Anderson Draws	-13,223.54
Opening Balance Equity	0.00
Retained Earnings	-727,804.77
Warrant Exercise $1.00	0.00
Net Income	-539,030.57
Total Equity	**$ -131,352.33**
TOTAL LIABILITIES AND EQUITY	**$527,420.44**

Reflex Protect

Profit and Loss
January - December 2020

	TOTAL
Income	
Revenue	
01 - Institutional Sales	86,547.02
02 - Institutional Training	2,699.70
05 - Cobranding	8,094.14
09 - Discounts	-5,125.96
Total Revenue	**92,214.90**
Total Income	**$92,214.90**
Cost of Goods Sold	
Cost of Goods Sold	9,209.44
Artwork	29.00
Can Assembly	5,691.15
Commissions	55.99
Cost of labor	-3,667.10
Freight & Shipping	5,665.99
Inventory Shrinkage	841.76
Inventory Sold	15,849.26
Kit Assembly	1,664.32
Packaging Expense	634.73
Plates & Dies	-265.00
Product Storage	4,010.81
Shipping In	1,880.05
Shipping Out	726.60
Supplies & Materials	23,375.00
Total Cost of Goods Sold	**65,702.00**
Total Cost of Goods Sold	**$65,702.00**
GROSS PROFIT	**$26,512.90**
Expenses	
General & Administrative	
Facilities	
Rent	9,825.00
Utilities	2,816.99
Total Facilities	**12,641.99**
Fees	16,250.28
Guaranteed Payment	
Steve Mangold Guaranteed Payment	19,000.00
Total Guaranteed Payment	**19,000.00**
Insurance	23,778.23

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Profit and Loss
January - December 2020

	TOTAL
IT	
Hardware	209.97
Software	14,434.22
Total IT	**14,644.19**
Materials & Supplies	5,202.91
Meals and Entertainment	347.47
Payroll Expense	
Admin - Taxes	-0.01
Admin -Company Health Insurance Expense	4,436.52
Workers Compensation Expense	1,907.26
Total Payroll Expense	**6,343.77**
Professional Service	
Bookkeeping & Accounting	12,822.47
Legal	16,727.43
Management	50,050.00
Strategy	19,635.00
Total Professional Service	**99,234.90**
Total General & Administrative	**197,443.74**
Purchases	150.00
Research & Development	
Materials & Supplies	589.76
Professional Services	
Development	6,445.00
Research	4,000.00
Total Professional Services	**10,445.00**
Total Research & Development	**11,034.76**
Sales & Marketing	
IT	4,883.05
Materials & Supplies	6,194.54
Payroll Expenses - Sales Team	
Sales Team - Company Health Insurance Expense	6,880.14
Sales Team - Taxes	11,032.27
Sales Team - Wages	137,217.15
Total Payroll Expenses - Sales Team	**155,129.56**
Professional Services	
Marketing	165,202.54
Video & Photo	5,940.00
Total Professional Services	**171,142.54**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Profit and Loss
January - December 2020

	TOTAL
Travel & Tradeshows	
Airfare	2,391.16
Fuel	672.06
Lodging	1,753.88
Meals	503.97
Mileage Reimbursement	1,979.03
Misc, Taxi, Parking	607.48
Sales Per Diem	110.00
Sales Travel Mileage Reimbursement	997.08
Tradeshows/Conferences	6,471.61
Total Travel & Tradeshows	**15,486.27**
Total Sales & Marketing	**352,835.96**
Total Expenses	**$561,464.46**
NET OPERATING INCOME	**$ -534,951.56**
Other Income	
EIDL FORGIVENESS INCOME	5,000.00
Interest Income	0.89
MT Business Stabilization - Grants	27,620.00
Other income	100.00
Total Other Income	**$32,720.89**
Other Expenses	
Amortization	20,295.00
Depreciation	8,788.00
Interest on Debt	7,716.90
Total Other Expenses	**$36,799.90**
NET OTHER INCOME	**$ -4,079.01**
NET INCOME	**$ -539,030.57**

Reflex Protect

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-539,030.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-7,178.17
Inventory Asset:Finished Inventory	-20,409.65
Inventory Asset:Raw Materials	4,556.45
Uncategorized Asset	-255.65
Accounts Payable (A/P)	-25,884.69
CC Alain Burrese 7378	513.26
CC American Express 1001	13,191.04
CC Ben Gladwin 1906	-198.25
CC First Bank Comp 1899	2,696.18
CC Steve Mangold 0046	0.00
Direct Deposit Payable	0.00
Other Accounts Payable	255.65
Payroll Liabilities:Federal Taxes (941/944)	-1,524.07
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:Gladwin Back Child Support	0.00
Payroll Liabilities:Gladwin Child Support	0.00
Payroll Liabilities:HSA Accounts	100.00
Payroll Liabilities:Insurance Benefits	1,487.56
Payroll Liabilities:MT Income Tax	-271.00
Payroll Liabilities:MT Unemployment Tax	-36.18
Payroll Liabilities:Personal Expense	0.00
PPP FUNDS	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-32,957.52**
Net cash provided by operating activities	**$ -571,988.09**
INVESTING ACTIVITIES	
Accumulated Depreciation	42,910.00
Capitalized Research & Development	25,395.00
Research & Development Assets	-15,824.72
Research & Development Assets:Material & Supplies	-6,475.00
Tools & Equipment	-22,639.65
Net cash provided by investing activities	**$23,365.63**
FINANCING ACTIVITIES	
EIDL SBA LOAN	105,300.00
LLC Loan	9,831.17
Loan Payable Joe Anderson	155,000.00
MoFi Loan Payable	11,104.87
Class A Members -80% Conversion Members	520,500.00
Convertible Note - FF2	-431,500.00
Distributions	13,223.54
Growth & Expansion	-40,000.00

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Statement of Cash Flows
January - December 2020

	TOTAL
Growth & Expansion:Republic Convertible:RC - Greg Mansour - Walnut Investment LLC	100,000.00
Growth & Expansion:Republic Convertible:RC - Russ Bloom	10,000.00
Growth & Expansion:Republic CrowdSafe	116,433.01
Joe Anderson Draws	-4,459.84
Retained Earnings	29,318.83
Warrant Exercise $1.00	0.00
Net cash provided by financing activities	**$594,751.58**
NET CASH INCREASE FOR PERIOD	**$46,129.12**
Cash at beginning of period	65,769.80
CASH AT END OF PERIOD	**$111,898.92**

Reflex Protect

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Security Bank	31,365.94
PayPal Bank	28.78
Revenue Bank Account 8639	34,359.12
Temporary Holding	15.96
Total Bank Accounts	**$65,769.80**
Accounts Receivable	
Accounts Receivable (A/R)	15,060.51
Total Accounts Receivable	**$15,060.51**
Other Current Assets	
Inventory Asset	0.00
Finished Inventory	103,131.65
Raw Materials	57,167.99
Total Inventory Asset	**160,299.64**
Prepaid Expenses	0.00
Repayment	
Mid Month Draw	0.00
Total Repayment	**0.00**
Uncategorized Asset	-255.65
Undeposited Funds	0.00
Total Other Current Assets	**$160,043.99**
Total Current Assets	**$240,874.30**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Balance Sheet

As of December 31, 2019

	TOTAL
Fixed Assets	
Accumulated Depreciation	-19,037.00
General & Administrative Assets	
Hardware	6,617.14
Total General & Administrative Assets	**6,617.14**
Intangible Assets	700.00
Custom Software	10,000.00
Logo	12,520.00
Patent	2,705.00
R&D Assets	154,496.30
Trademark	7,000.00
Total Intangible Assets	**187,421.30**
Research & Development Assets	
Material & Supplies	-3,292.00
Professional Services Development	17,171.98
Professional Services Research	5,400.00
Total Research & Development Assets	**19,279.98**
Sales & Marketing Assets	
Professional Video & Photo	22,775.00
Total Sales & Marketing Assets	**22,775.00**
Tools & Equipment	23,439.21
Total Fixed Assets	**$240,495.63**
TOTAL ASSETS	**$481,369.93**

Reflex Protect

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	64,391.18
Total Accounts Payable	**$64,391.18**
Credit Cards	
CC Alain Burrese 7378	485.99
CC American Express 1001	6,500.18
CC Ben Gladwin 1906	200.00
CC First Bank Comp 1899	3,006.43
CC Steve Mangold 0046	0.00
Total Credit Cards	**$10,192.60**
Other Current Liabilities	
Deposits	0.00
Direct Deposit Payable	0.00
Joe Anderson Reimbursement Note	0.00
Libby Brunell Reimbursement Note	0.00
Payroll Liabilities	
Federal Taxes (941/944)	3,210.28
Federal Unemployment (940)	126.00
Gladwin Back Child Support	0.00
Gladwin Child Support	0.00
HSA Accounts	0.00
Insurance Benefits	-1,538.29
MT Income Tax	615.00
MT Unemployment Tax	102.49
Total Payroll Liabilities	**2,515.48**
Total Other Current Liabilities	**$2,515.48**
Total Current Liabilities	**$77,099.26**
Long-Term Liabilities	
LLC Loan	9,814.73
Loan Payable Joe Anderson	135,000.00
MoFi Loan Payable	40,293.24
Revenue Participation Agreement	
Goodworks Ventures - Membership Interest	125,000.00
Total Revenue Participation Agreement	**125,000.00**
Steve Mangold - Mold Loan Payable	0.00
Total Long-Term Liabilities	**$310,107.97**
Total Liabilities	**$387,207.23**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Balance Sheet

As of December 31, 2019

	TOTAL
Equity	
Beginning Capital	0.00
Class A Members - Direct Investment	
Brian and Tarrin Reed - Membership	10,000.00
Caryn Pilar Sachs Living Trust - Membership	5,000.00
Catherine Meulemans Trust - Membership Interest	10,000.00
Charles R. Irvin - Membership Interest	10,000.00
Dewey Swank - Membership Interest	50,000.00
Dr. Mark A. Price - Membership Interest	5,000.00
Gregory Pisk - Membership Interest	15,000.00
Haferman Carstensen Living Trust - Membership Interest	10,000.00
Jakob Bloom - Membership Interest	1,000.00
John Parker - Membership Interest	10,000.00
Kevin & Kathy Knowles Rev. Trust - Membership Interest	20,000.00
Kolter Benietone Trust - Membership Interest	5,000.00
Michelle & Andrew Cole - Membership Interest	5,000.00
Paul Gladen - Membership Interest	2,500.00
RB401KTrust Russell Bloom - Membership Interest	46,000.00
Ron Adams - Membership Interest	5,000.00
Russ &Carol Bloom (re Maddie Bloom) - Membership Interest	1,000.00
Zeboriah Bloom - Membership Interest	1,000.00
Total Class A Members - Direct Investment	**211,500.00**
Class A Members -80% Conversion Members	
Brian & Tarrin Reed - 80% Membership Interest	15,000.00
Cherie F. Anderson - 80% Membership Interest	20,000.00
Daniel J. Howell Trust - 80% Membership Interest	10,000.00
Dr. Mark A Price - 80% Membership Interest	5,000.00
Eric Syvrud - 80% Membership Interest	10,000.00
Greg P. Tabish - 80% Membership Interest	10,000.00
Haferman/Carstensen Living Trust - 80% Membership Trust	2,500.00
Joe Anderson - 80% Membership Interest	75,000.00
Lisa L. Schnee - 80% Membership Interest	10,000.00
Locke Simon Trust - 80% Membership Interest	10,000.00
Pensco IRA re Pittock - 80% Membership Interest	5,000.00
Total Class A Members -80% Conversion Members	**172,500.00**
Class B Members - Sweat Equity	
Focused Solutions - Equity Trade	2,400.00
Jesse & Nelli - Equity Trade	2,150.00
Total Class B Members - Sweat Equity	**4,550.00**
Convertible Note - FF2	431,500.00
Growth & Expansion	40,000.00
Joe Anderson Draws	-8,763.70

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Balance Sheet

As of December 31, 2019

	TOTAL
Opening Balance Equity	0.00
Retained Earnings	-377,251.64
Net Income	-379,871.96
Total Equity	**$94,162.70**
TOTAL LIABILITIES AND EQUITY	**$481,369.93**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Profit and Loss
January - December 2019

	TOTAL
Income	
Revenue	
01 - Institutional Sales	221,182.15
03 - Online	5,972.12
06 - Military Sales	49,834.00
09 - Discounts	-38,753.93
Total Revenue	**238,234.34**
Total Income	**$238,234.34**
Cost of Goods Sold	
Cost of Goods Sold	14,063.33
Artwork	31.00
Can Assembly	2,832.65
Commissions	1,073.68
Cost of labor	1,275.00
Freight & Shipping	4,289.46
Inventory Shrinkage	180.64
Inventory Sold	117.48
Kit Assembly	7,322.35
Packaging Expense	315.00
Plates & Dies	693.58
Product Storage	5,655.64
Shipping In	1,371.07
Shipping Out	680.32
Supplies & Materials	25,923.63
Total Cost of Goods Sold	**65,824.83**
Total Cost of Goods Sold	**$65,824.83**
GROSS PROFIT	**$172,409.51**
Expenses	
General & Administrative	
Facilities	
Rent	11,806.45
Utilities	2,808.80
Total Facilities	**14,615.25**
Fees	5,551.88
Insurance	20,286.56
IT	
Software	11,071.92
Total IT	**11,071.92**
Materials & Supplies	7,596.31
Meals and Entertainment	1,200.71

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Profit and Loss
January - December 2019

	TOTAL
Payroll Expense	
Admin - Taxes	3,556.49
Admin - Wages	42,037.63
Admin -Company Health Insurance Expense	5,731.24
Workers Compensation Expense	1,200.02
Total Payroll Expense	**52,525.38**
Professional Service	
Bookkeeping & Accounting	11,040.77
Legal	7,264.91
Management	69,312.50
Strategy	123,898.98
Total Professional Service	**211,517.16**
Total General & Administrative	**324,365.17**
Sales & Marketing	
IT	5,198.46
Materials & Supplies	2,710.42
Payroll Expenses - Sales Team	
Sales Team - Company Health Insurance Expense	5,687.85
Sales Team - Taxes	7,952.79
Sales Team - Wages	102,064.20
Total Payroll Expenses - Sales Team	**115,704.84**
Professional Services	
Marketing	44,945.15
Video & Photo	950.00
Total Professional Services	**45,895.15**
Travel & Tradeshows	
Airfare	10,715.17
Fuel	2,404.04
Lodging	23,350.58
Meals	2,513.65
Mileage Reimbursement	1,969.52
Misc, Taxi, Parking	2,863.95
Sales Per Diem	110.00
Sales Travel Mileage Reimbursement	8,079.44
Tradeshows/Conferences	23,072.35
Total Travel & Tradeshows	**75,078.70**
Total Sales & Marketing	**244,587.57**
Total Expenses	**$568,952.74**
NET OPERATING INCOME	**$ -396,543.23**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Profit and Loss
January - December 2019

	TOTAL
Other Income	
Grants	30,000.00
Interest Income	1.74
Other income	13,800.00
Total Other Income	**$43,801.74**
Other Expenses	
Amortization	1,160.00
Depreciation	17,877.00
Interest on Debt	8,093.47
Total Other Expenses	**$27,130.47**
NET OTHER INCOME	**$16,671.27**
NET INCOME	**$ -379,871.96**

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-379,871.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-9,558.79
Inventory Asset:Finished Inventory	10,296.91
Inventory Asset:Raw Materials	-12,017.03
Accounts Payable (A/P)	45,974.16
CC Alain Burrese 7378	485.99
CC American Express 1001	6,384.95
CC Andrea Schnee 0020 (deleted)	-248.93
CC Ben Gladwin 1906	200.00
CC First Bank Comp 1899	742.13
CC Steve Mangold 0046	-77.65
Deposits	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	2,583.21
Payroll Liabilities:Federal Unemployment (940)	84.00
Payroll Liabilities:Gladwin Back Child Support	0.00
Payroll Liabilities:Gladwin Child Support	0.00
Payroll Liabilities:HSA Accounts	0.00
Payroll Liabilities:Insurance Benefits	-1,538.29
Payroll Liabilities:MT Income Tax	501.00
Payroll Liabilities:MT Unemployment Tax	-40.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**43,771.24**
Net cash provided by operating activities	**$ -336,100.72**
INVESTING ACTIVITIES	
Accumulated Depreciation	19,037.00
General & Administrative Assets:Hardware	-6,617.14
Intangible Assets:Custom Software	-10,000.00
Intangible Assets:R&D Assets	-42,308.90
Research & Development Assets:Material & Supplies	3,292.00
Research & Development Assets:Professional Services Development	-17,171.98
Research & Development Assets:Professional Services Research	-5,400.00
Sales & Marketing Assets:Professional Video & Photo	-22,775.00
Net cash provided by investing activities	**$ -81,944.02**
FINANCING ACTIVITIES	
LLC Loan	-10,185.27
Loan Payable Joe Anderson	125,000.00
MoFi Loan Payable	-12,300.00
Revenue Participation Agreement:Goodworks Ventures - Membership Interest	75,000.00
Convertible Note - FF2	226,500.00
Growth & Expansion	40,000.00
Joe Anderson Draws	-8,763.70

DocuSign Envelope ID: 83D5A1AA-4A33-4746-92CD-0FD314A81A3D

Reflex Protect

Statement of Cash Flows

January - December 2019

	TOTAL
Opening Balance Equity	0.00
Net cash provided by financing activities	**$435,251.03**
NET CASH INCREASE FOR PERIOD	**$17,206.29**
Cash at beginning of period	48,563.51
CASH AT END OF PERIOD	**$65,769.80**